

14041832

Form G-FIN
Page 2 of 3

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

    A. ☐ Comptroller of the Currency

    B. ☐ Board of Governors of the Federal Reserve System

    C. ☒ Federal Deposit Insurance Corporation

    D. ☐ Securities and Exchange Commission

2. Conducts business as:

    A. ☐ Government Securities Broker

    B. ☐ Government Securities Dealer

    C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

    A. ☐ Notice

    B. ☒ Amendment

4. A. Full name of the financial institution   *Bank of the West*

    B. Address of principal office of financial institution:

    180 Montgomery St.
    Address
    SF   *CA*   *94104*
    City   State   Zip Code

    C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

    2527 Camino Ramon
    Address
    San Ramon   *CA*   *94583*
    City   State   Zip Code

    D. Mailing address if different from (B) or (C):

    Same As 4(c)
    Address

    City   State   Zip Code

    E. Name, title, and telephone number of contact person with respect to this notice:

    Amy Chan   *Treasury Control Manager*   *925-843-8409*
    Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☐ Yes   B. ☐ No

    (If yes, provide addresses and describe activities.)

    300 S. Grand Ave   *LA*   *CA*   *90071*   *Sales and Marketing*
    Address   City   State Zip Code Describe Activities

    Address   City   State Zip Code Describe Activities

    500 Capital Mall   *Sacramento* *CA* *95814* *Sales and Marketing*
    Address   City   State Zip Code Describe Activities

    600 17th St. #1500 *Denver* *CO* *80202* *Sales and Marketing*
    Address   City   State Zip Code Describe Activities

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

see See Attached *see see*

Last / First / Middle _____   Title _____

Last / First / Middle _____   Title _____

Last / First / Middle _____   Title _____

Last / First / Middle _____   Title _____

Last / First / Middle _____   Title _____

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Ken McMullen
Name (First, Middle, Last)

SVP~ Treasurer
Title

Signature _____   Date 7/24/14

GFIN *(attachment)*

Full Name

Last	First	Middle	Title
McMullen	Kenneth	C.	Treasurer
Jogal	Amit	A.	Capital Market Invest. Sales Mgr.
Crow	Gary	L.	Investment Officer
Mallonee	Donal	C.	Treasury Officer
Sway	David	A.	Assistant Portfolio Manager
Sousa III	John	J.	Treasury Portfolio Manager
Oh	Noeline	T.	Treasury Operations Supervisor



Federal Deposit Insurance Corporation
550 17th St. NW Washington DC, 20429 ~~RECEIVED~~

Division of Risk Management Supervision

FEDERAL DEPOSIT INSURANCE CORPORATION

SEP 1 6 2014

FDIC

Carol Y. Charnock
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.W.
Washington, D.C. 20549

Dear Ms. Charnock:

Enclosed is a copy of Form G-FIN, "Notice of Government Securities Broker or Government Securities Dealer Activities," submitted by Bank of the West, dated July 24, 2014.

If you have any questions regarding this transmittal, please direct them to Anthony J. DiMilo, Examination Specialist - Trust, phone (202) 898-7496 or e-mail to adimilo@fdic.gov.

Sincerely,

Thomas F. Lyons
Chief, Policy & Program Development
Section

Enclosure